  110 Fulbourn Road, Cambridge, CB1 9NJ, England

June 18, 2010

Kate Tillan
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC. 20549
U.S.A.

Re:	ARM Holdings plc
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
File No. 000-29644

Dear Ms. Tillan:

Thank you for your letter dated May 25, 2010 setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of ARM Holdings plc (“ARM”, also referred to in this letter as “we” or “the Company”).

We have provided our responses to the Staff’s comments in Appendix A to this letter.  In making these responses, we acknowledge that:

•	the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Tim Score
Tim Score
Chief Financial Officer ARM Holdings plc

APPENDIX A
Item 5. Operating and Financial Review and Prospects (“OFR”), page 27

Results of Operations, page 33

1. We note in pages 37-38 that you present research and development costs, sales and marketing costs and general and administrative expenses excluding share-based compensation charges, amortization of intangibles acquired with business combinations and restructuring charges for each reporting period presented.  Please tell us whether you believe these measures are required or expressly permitted by International Financial Reporting Standards as issued by the International Accounting Standards Board.  Refer to the note to paragraph 10(e) of Regulation S-K.

2. Otherwise, it would appear that these measures are non-GAAP measures.  In future filings, when presenting non-GAAP measures, please provide all of the disclosures required by item 10(e) of Regulation S-K.

The Company provides on the face of the income statement and in its OFR an analysis of the sub-components of operating expenses split between research and development costs, sales and marketing costs and general and administrative expenses. IAS 1 does not prescribe the format of the income statement, but instead requires preparers to make judgments in terms of the formats to use and the line items, headings and sub-totals to use in presenting the income statement.

In the context of the Company, we consider that the presentation of the separate components of operating profit is expressly permitted by paragraph 83 of IAS 1 as it is relevant to an understanding of the entity’s financial performance. Investors in the Company are used to the presentation of this analysis and have an expectation that these will be used and discussed by the Company to explain its financial performance.

The Company provides these expressly permitted measures of research and development costs, sales and marketing costs and general and administrative expenses in accordance with IFRS on the face of the income statement and also as the primary figures within the OFR. Within the OFR only, the Company additionally provides details of these measures adjusted for certain items in order to remove their distorting impact so that a clearer comparison can be made of performance from year to year. The Company also discloses and quantifies the reconciling items between the comparable GAAP measure and the non-GAAP measure that is included within the discussion.  The Company does not refer to any of these reconciling items as non-recurring in accordance with paragraph 10(e)(1)(ii)(b) of Regulation S-K.  Additionally the Company has included the prior year’s comparatives for each item to make clear their recurring nature.

The non-GAAP measures are provided on a regular basis to the investment community in our quarterly earnings statements and management believes that this provides analysts and investors with valuable additional information which gives them an improved insight into the business.  This is because it enables investors to isolate and evaluate the impact of certain items separately from the underlying financial performance of the Company.  Providing this additional disclosure will prevent the distortion of an otherwise consistent period-on-period understanding of the performance of the Company. Therefore management believes that it is useful to provide these measures within the

OFR discussion. Non-GAAP measures are not presented in the F pages of the 20-F other than where required by the provisions of IFRS 8.

The Company notes that paragraph 10(e) of Regulation S-K requires the following disclosures:

A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).

The Company has included the GAAP measures of research and development costs, sales and marketing costs and general and administrative expenses in accordance with IFRS as the primary figures within the OFR.

A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section.

The reconciliation from GAAP measures to adjusted measures is quantified in the OFR with the value of each component (comprising share-based compensation charges, amortization of intangibles acquired with business combinations and restructuring charges) being quantified separately immediately after the GAAP and non-GAAP measures. It is not considered necessary to present a tabular reconciliation given the low number of adjusting items.

A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations

We note the Staff’s comment and will revise future filings to include an explanation, as set out above, of the reasons why management believes that the presentation of such non-GAAP measures provides useful information to investors regarding the Company’s financial condition and results of operations as discussed above.

To the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measures that are not disclosed pursuant to paragraph (e)(1)(i)(C) of this section.

The Company primarily uses the non-GAAP financial measures for the purpose of presenting its performance to investors and therefore no further disclosure is required.

3. Finally, we note from pages 39-42 that you present measures for your segments entitled “operating costs excluding share-based compensation, amortization and restructuring charges” and “profit/loss before tax excluding share based compensation, amortization and restructuring charges.” However, we note on pages F-24 through F-25 that you present your operating costs and profit/loss before tax by segment and do not adjust your segment measures for share-based compensation, amortization and restructuring charges.  Please tell us how you considered paragraphs 25-27 of IFRS8 in determining your presentations

Within the segment commentary of the OFR we provide both GAAP and non-GAAP measures as we believe that the non-GAAP measures provide useful additional information to the investment community.

 IFRS8 paragraphs 25-27 require the presentation of segmental information that is used by the Chief Operating Decision Maker (“CODM”) to be shown in the notes to the Financial Statements. In accordance with this requirement, in addition to the GAAP measures, we have also included details of US Dollar revenues by segment as this is the primary non-GAAP information that is used by the CODM in assessing segment performance and making decisions about allocating resources.

Measures of profits and operating results are also reviewed by the CODM on both an adjusted and statutory basis, but this is typically on a full group rather than segmental basis.  Accordingly, the Company does not believe that any further segmental disclosure is required by paragraphs 25-27 of IFRS 8.

The remaining segmental disclosures in Note 2 are instead presented to meet the minimum disclosure requirements as prescribed by paragraphs 20-24 of IFRS 8, but are not used by the CODM in assessing performance or making decisions about allocating resources.

Details of amortization of intangible assets (including software) and share-based payment costs which are referred to on pages 39-42 are also identified separately within ‘Other segmental items’ under the ‘Business segment information’  table in Note 2, in accordance with paragraph 23(i) of IFRS 8.

The Company notes that a segmental analysis of restructuring charges is not currently disclosed in Note 2 of the 20-F. In future filings on Form 20-F we will include a segmental analysis of restructuring charges if such costs are material.

Financial Statements, page F-1

Consolidated Cash Flow Statements, page F-4

Note 1. The Company and a Summary of its Significant Accounting Policies and Financial Risk Management, page F-5

4. We note you use the indirect method of determining cash flows from operating activities within your cash flow statement and that you begin with profit from operations rather than with your profit before taxes or profit for the year.  Please tell us how your presentation complies with paragraph 18(b) of IAS7 which indicates that you should begin with your profit or loss.

 Paragraph 18(b) of IAS 7 does not specify the measure of profit or loss that, under the indirect method of presentation, is required to be reconciled to net cash flow from operating activities. This is consistent with IAS 1, which does not specify any intermediate profit or loss measures (such as operating profit or profit before taxation), but instead requires preparers to select sub-totals based on their relevance to an understanding of an entity's financial performance (IAS 1 paragraph 83).

Appendix A to IAS 7 uses profit before taxation (a sub-total not specified by IAS 1) rather than profit for the year as its starting point for the indirect method, as the intention of the standard was not to specify a particular profit measure to use. The section headed "alternative presentation (indirect method)" at the end of Appendix A of IAS 7 suggests that an "operating profit before working capital changes" measure could be used.

The Company selected  profit from operations as the most appropriate sub-total measure to use in preparing the cash flow statement as it is presented on the face of the income statement and requires fewer adjustments to arrive at net cash flow from operating activities than would profit before taxation or profit for the year.

The Company also notes that this style of presentation is not unusual and has been used by many other IFRS preparers in the United Kingdom.

1(b) Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-11

5. We note from the first paragraph of this section that you recognize revenue to the extent that it is probable that the economic benefits associated with the transaction will flow to the company. Please tell us how you considered the other four criteria in paragraph 14 and those in paragraph 20 of IAS 18 in determining when to record revenue.

The other four criteria relevant to the sale of goods are stated in paragraph 14 of IAS 18 as follows:

•	The entity has transferred to the buyer the significant risks and rewards of ownership of the goods.

•	The entity does not retain either continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold.

•	The amount of revenue can be measured reliably.

•	The costs incurred or to be incurred in respect of the sale can be measured reliably.

The Company recognizes revenue for the sale of goods only when all of the above criteria have been satisfied and each transaction is assessed to ensure that this is the case.

Each transaction involving the sale of goods either involves a legal contract signed by both the Company and the Company’s customer, detailing the specific terms and conditions of sale, or a purchase order from the customer, the acceptance of which represents a contract of sale between the Company and the customer.

IAS 18 paragraph 15 states that the transfer of the significant risks and rewards of ownership of goods usually occurs when legal title or possession is transferred to the buyer. Each of the Company’s transactions involving the sale of goods results in title transferring to the buyer, in the form of a licensing arrangement. At the point a licensing arrangement is agreed with the customer, and the goods have been delivered to the customer, title is deemed to have been transferred to the buyer and this criterion is considered to have been satisfied.

Some of the Company’s licensing arrangements contain provisions that state that legal title is not transferred to the buyer until after a certain event (for example, customer acceptance of the deliverables). In such circumstances, the Company believes that the significant risks and rewards of ownership continue to be retained by the Company and hence no revenue is recognized until after such event.

The Company considers that its continuing managerial involvement and effective control over the goods sold is relinquished at the point at which the goods are delivered to the customer. Therefore, no revenue is recognized until the goods have been delivered to the customer.

The Company’s licensing arrangements and any purchase orders that are received and accepted by the Company contain provisions relating to the consideration payable and receivable for the goods and the manner and terms of settlement of such consideration. As these provisions are agreed by both the Company and the buyer, the Company considers that in each of its transactions for the sale of goods, the amount of revenue relating to the transaction can be measured reliably (other than in situations where an arrangement contains invoicing milestones where the receipts fall due significantly outside the normal payment terms, as discussed in comment 7 below).

The majority of the Company’s product revenues come from the licensing of intellectual property and there are therefore very few direct costs associated with the sale of goods. Where there are direct costs of sale, these are measured with reference to the purchasing agreements in place with the Company’s suppliers. The Company therefore considers that it is able to measure the costs incurred in the respect of the sale of goods.

Paragraph 20 of IAS 18 states that for a transaction involving the rendering of services, when the outcome of the transaction can be estimated reliably, revenue should be recognized by reference to the transaction’s stage of completion at the balance sheet date. The transaction’s outcome can be estimated reliably when all of the following conditions are satisfied:

•	The amount of revenue can be measured reliably.

•	It is probable that the economic benefits associated with the transaction will flow to the entity.

•	The transaction’s stage of completion at the balance sheet date can be measured reliably.

•	The costs incurred and the costs to complete the transaction can be measured reliably.

The amount of revenue associated with a transaction involving the rendering of services is measured in the same way as that associated with the sale of goods, as mentioned above.

The percentage of completion method is used to recognize revenue for rendering services and for certain transactions involving the sale of goods, where the products being sold are designed to meet the specific requirements of each customer.

The Company determines the transaction’s stage of completion by assessing the services performed to date as a percentage of total services to be performed. Progress towards completion is measured by labor hours incurred as a percentage of total estimated hours for the transaction.

The costs incurred and the costs to complete the transaction have a direct relationship to the labor hours that are used to assess the transaction’s percentage of completion and are therefore measured in the same way.

6. We note from the fourth paragraph of this section that you recognize revenue from standard license products which are not modified to meet the specific requirements of each customer when the risks and rewards of ownership of the products are transferred to the customer. Please tell us how you determine when the risks and rewards of ownership of the product are transferred to the customer.

As discussed above, the Company considers that the risks and rewards of ownership of the products are transferred to the customer when delivery of the goods has occurred and there is a legally binding agreement in place between the Company and its customer.

7. We note that you can have invoicing milestones on license arrangements where the receipts fall due significantly outside the period over which your customization work is expected to be performed or significantly outside your normal payment terms for standard license arrangements. Please tell us in more detail about how you determine when to recognize revenue under these arrangements and the accounting literature you relied upon. Please also tell us the nature and timing of these invoicing milestones and delayed payments.

When determining when to recognize revenue associated with extended payment milestones, the Company refers to paragraphs 14 and 20 of IAS 18 and in particular considers whether it is probable that the economic benefit associated with the payment milestone will flow to the entity and whether the amount of revenue can be measured reliably.

The amount of revenue is always specified on the invoice that is issued to the customer and that amount will match the amount that is stated in any licensing arrangement or purchase order that represents a contract between the Company and the buyer.

Where there is a significant time period between the completion of the Company’s obligations to the customer and any payment milestones, the Company considers whether this increases the probability that the Company will have to make concessions to the customer outside the contractual requirements of the arrangement in order to collect the fees associated with the extended payment milestone. An assessment is made for each transaction that takes into account the customer’s ability to pay, the history and economic relationship between the Company and the customer and the nature of the goods being sold to the customer. If it is considered probable that the Company will make concessions or that the customer will default, revenue is deferred until such point that this likelihood is reduced. The Company considers that the probability of concessions or default on extended payment terms is generally reduced at the point at which the invoice is raised. If doubt persists, revenue is further deferred until payment is received from the customer.

The terms in a contract that relate to the timing of payments are negotiable and, on occasion, the Company concedes that payment of a proportion of the consideration due in a transaction may be delayed in order to come to mutually agreeable terms. As in all negotiations, both the Company and the customer will make concessions in order to conclude the contract in a timely manner.

Government Grants, page F-13

8. We note your disclosure related to government grants.  Please tell us how you considered the disclosures required by paragraph 39 of IAS20.

The Company has not made the further disclosures required by paragraph 39 of IAS 20 within the financial statements or the notes since the amount of grants received is considered to be immaterial to the Company’s results.  Under IFRS (IAS8 IN7 and IAS1 paragraph 31), immaterial items do not require disclosure.

In future filings, if government grants continue to be immaterial to the Company’s results, the Company will remove the accounting policy.

Note 15. Goodwill, page F-37

9. Please tell us in more detail why the cash flow projections for the processor and physical IP divisions covered a ten-year forecast period.  Refer to guidance in paragraph 134(d)(iii) of IAS36.

In accordance with IAS36 paragraph 134(d)(iii), the Company discloses the basis for the use of the ten-year period over which directors have projected cash flows for the goodwill relating to the processor (PD) and physical IP (PIPD) divisions on pages F-37 and F-38 respectively

Given the long-term nature of the licensing and royalty business model deployed in the PD and PIPD divisions, the Company considers it appropriate to use a ten-year forecast period to assess the expected future cash flows to be generated from the assets under review. The Company’s experience is that the installed license base is built up gradually over many years with royalties being generated as a function of the size of the cumulative installed license base (with typically a 2-4 year time lag between a license being signed and royalties beginning to be earned).  Royalties are then expected to be generated from a particular license for a period in excess of 20 years. For instance, the Processor Division has signed more than 670 processor licenses over almost two decades, with the first 100 of these licenses, all of which were signed prior to 2001, still generating a meaningful proportion of royalties earned today.  Royalty revenues gather momentum as the licensing base grows – ARM processor royalties have increased from $38 million in 2002 to over $200 million in 2009.

Note 22. Share-based Payments, page F-44

10. We note from page F-46 that you base your expected volatility for the determination of your stock-based compensation expense upon historical volatility adjusted for past one-time events that are not expected to re-occur.  Please tell us the nature of these events and why you have adjusted your expected volatility for one-time events that are expected to not re-occur.  Refer to the guidance in paragraph B25 of Appendix B of IFRS2.

As stated in the notes to the financial statements the expected volatility is based on historical volatility.  This is because management believes this to be the best guide to future volatility.

However where an event has occurred in the past that has caused an exceptional move in the Company’s share price then it was considered to be appropriate to remove this impact from the expected volatility. There has only been one event for which the Company has thought it appropriate to make this adjustment and that occurred in 2002 when the Company issued a trading statement which resulted in the share price falling by 63% in one day.  The Company considered this event to have given rise to abnormal volatility and therefore has adjusted for this in accordance with paragraph B25 of Appendix B of IFRS2.

Since this event occurred over seven years ago and the Company does not have any share schemes with vesting dates as long as seven years, the effect of this is no longer a factor in the estimation of volatility being used in the 2009 financial statements.